Davis Polk & Wardwell London llp 5 Aldermanbury Square London EC2V 7HR davispolk.com

October 3, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy &Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cadeler A/S Draft Registration Statement on Form F-4 Submitted August 28, 2023 CIK No. 0001978867

To Whom it May Concern:

On behalf of Cadeler A/S (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated September 22, 2023, relating to the above referenced Draft Registration Statement on Form F-4 (the “August 28 DRS”). Concurrently herewith, the Company is submitting confidentially a Draft Registration Statement on Form F-4 (the “October 3 DRS”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the August 28 DRS), all page references herein correspond to the relevant page of the October 3 DRS. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the October 3 DRS. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the October 3 DRS.

Draft Registration Statement on Form F-4 submitted August 28, 2023

Questions and Answers about the Offer and the Merger, page 7

1.  We note the paragraph on page 13 (which paragraph also appears in several other places in the registration statement) that concludes with the following: “If Eneti remains listed on the NYSE on the record date for the Eneti Stockholder vote to be held on the Merger, therefore, Eneti Stockholders will not have appraisal rights with respect to the Merger.” With a view toward revised disclosure, please explain the likelihood of Eneti remaining listed on the record date and therefore, in practical terms, the consequences for the appraisal rights of Eneti Stockholders.

Response: The Company respectfully advises the Staff that no appraisal rights are expected to be available to Eneti Stockholders in connection with the Merger because it is assumed that Eneti will remain listed on NYSE at least through the record date for the Merger. Under Section 100 of the BCAMI, Eneti Stockholders will not be entitled to seek appraisal if, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders called to vote upon the agreement of Merger, Eneti Common Stock is either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. Eneti Common Stock is currently listed on NYSE and it is presently expected that Eneti Common Stock will remain listed on NYSE at least through the record date for the Merger. Eneti Stockholders are not, therefore, expected to have appraisal rights in connection with the Merger.

The Company advises the Staff that it has revised the disclosure on page 13 of the October 3 DRS and elsewhere in the October 3 DRS as applicable in response to this comment.

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2.  Please provide an organizational diagram depicting your post-business combination organizational structure and the relative voting interests held by each group of equity interest holders, including significant equity interest holders.

Response: The Company advises the Staff that it has included such organizational diagram on page 111 of the October 3 DRS in response to this comment.

3.  Please tell us how you determined the Cadeler Group net change in working capital for the periods presented.

Response: The Company respectfully refers the Staff to the Cadeler Group’s balance sheets on pages F-3 and F-18 and its statements of cash flows on pages F-5 and F-20. In 2022, the net change in working capital was primarily due to an increase in trade receivables from EUR 20 million in 2021 to EUR 38 million in 2022 as well as a decrease in deferred charter hire from EUR 16 million in 2021 to EUR 3 million in 2022. In 2021, the net change in working capital was primarily due to an increase in trade payables and other payables (from EUR 7 million in 2020 to EUR 10 million in 2021), an increase in deferred charter hire (from EUR 9 million in 2020 to EUR 16 million in 2021) and a decrease in receivables from related parties (from EUR 7 million in 2020 to EUR 0 million in 2021); these factors were partially offset by an increase of trade receivables and prepayments from EUR 12 million in 2020 to EUR 22 million in 2021 and a decrease in payables to related parties (from EUR 5 million in 2020 to EUR 0 million in 2021).

Risk Factors

There may be less publicly available information concerning Cadeler than there is for issuers that are not foreign private issuers..., page 40

4.  We note you are an emerging growth company. Please expand your disclosure to describe how and when a company may lose emerging growth company status. Please also identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.

Response: The Company advises the Staff that it has revised the disclosure on page 42-43 of the October 3 DRS in response to this comment.

Cautionary Statement Regarding Forward-Looking Statements, page 65

5.  We note your reference to forward-looking statements within the meaning of of the federal securities laws, including Section 27A of the Securities Act. Please revise as the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company.

Response: The Company advises the Staff that it has revised the disclosure on page 70 of the October 3 DRS in response to this comment.

Background for the Offer, page 69

6.  Please expand your disclosure to discuss the negotiation of, and underlying reasons for, the Tender and Support and Voting Agreements and waiver letters with respect to change of control payments. Also, we note Cadeler initially proposed an exchange ratio of 3.106 Cadeler Shares. Please expand your disclosure to clarify the reasons why you determined to accept Eneti's counter-proposed exchange ratio of 3.409 Cadeler Shares. Finally, please revise to identify GF and clarify the role of GF and DNB in the transactions.

Response: The Company advises the Staff that it has revised the disclosure on pages 74-80 of the October 3 DRS in response to this comment.

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Management Projections Prepared by Cadeler's Management, page 77

7.  We refer you to note (4) of the table on page 78. You disclose that EBITDA includes an adjustment for foreign exchange gains and losses, which is not an adjustment for an item included in EBITDA. If you continue to include this adjustment your title should be distinguished from EBITDA such as "Adjusted EBITDA". Refer to Section 103.01 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully advises the Staff that the adjustment for foreign exchange gain/losses is included in the adjustments for finance income/cost, which are shown in the reconciliation table on page 157 of the October 3 DRS, and the Company has revised the disclosure in note (4) of the table on page 84 of the October 3 DRS so that it no longer refers to foreign exchange gain/losses. The Company further advises the Staff that other issuers also commonly adjust for finance income/cost when determining their EBITDA, and that the Company therefore believes it is not necessary to refer to EBITDA as “Adjusted EBITDA.” The Company believes that adjusting for these items, therefore, would be inconsistent with common practice and would make the Company’s reported non-IFRS measure “EBITDA” less comparable with that measure as it is reported by other IFRS issuers. However, the Company has revised the disclosure on pages 156-157 to include a new non-IFRS metric referred to as “Adjusted EBITDA,” which is EBITDA adjusted for transaction costs. This metric is relevant in connection with the interim financials of Cadeler for the six months ended June 30, 2023.

8.  We refer you to the table on page 78. Please revise to disclose the assumptions underlying the material information necessary to establish how Cadeler’s management ultimately arrived at the revenue, EBITDA, and capital expenditures set forth in the projections. For example, explain why revenue increased approximately €490.7 million or 155% in 2026 as compared to 2025, and further increased €335.0 million or 42% in 2027 as compared to 2026. Also explain why capital expenditures increased approximately €189.4 million or 246% in 2024 as compared to 2023, and further increased €237.7 million or 89% in 2025 as compared to 2024.

Response: The Company advises the Staff that it has revised the disclosure on page 84 of the October 3 DRS in response to this comment.

9.  We note the disclaimers throughout this section and elsewhere that readers are cautioned not to rely on the projections. While it may be appropriate to caution investors not to place undue reliance upon the prospective forecasts, it is not appropriate to tell readers not to rely upon them. Please revise your disclosures accordingly.

Response: The Company advises the Staff that it has revised the disclosure on pages 46, 83, and 87 and elsewhere in the October 3 DRS as applicable in response to this comment.

Opinion of Eneti's Financial Advisor, page 82

10.  Given that Perella Weinberg relied upon the Synergies in issuing its fairness opinion, please discuss the Synergies or explain why you believe disclosure is not necessary for shareholders to understand the fairness opinion and assess the value of the securities.

Response: The Company respectfully advises the Staff that a discussion regarding the potential cost and revenue synergies that may be realized from the Business Combination is included on page 45 of the October 3 DRS in the section entitled “Risk Factors – Risks Related to the Combined Company – Cadeler may fail to realize all of the anticipated benefits of the Business Combination, or those benefits may take longer to realize than expected.” The Company also respectfully notes that Perella Weinberg reviewed, but did not rely upon, the potential synergies for purposes of rendering its fairness opinion.

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The financial analyses that Perella Weinberg performed and relied upon for purposes of issuing its fairness opinion are summarized on page 91 of the October 3 DRS in the section entitled “The Offer – Opinion of Eneti’s Financial Advisor – Summary of Material Financial Analyses – Discounted Cash Flow Analysis.” A description of the financial analyses performed by Perella Weinberg related to the potential synergies is included on pages 92 and 93 of the October 3 DRS in the section entitled “The Offer – Opinion of Eneti’s Financial Advisor – Additional Financial Analyses.” The description notes that the Has / Gets Analysis is “illustrative” and was provided to the Eneti Board “for reference purposes only.”

The Company respectfully submits that shareholders can review the description on pages 92-95 of the material financial analyses relied upon by Perella Weinberg for purposes of understanding the fairness opinion, and that additional disclosures regarding Perella Weinberg’s financial analyses related to the potential synergies are not necessary because such analyses were not relied upon by Perella Weinberg for purposes of issuing its fairness opinion.

Cadeler Group's Management's Discussion & Analysis of Financial Condition and Results of Operations

Non-IFRS Financial Measures, page 148

11.  We note your reconciliation of profit for the year to non-GAAP measure EBITDA include adjustments for financial income and financial expense. Note 8, page F-23 indicates financial income and expense include foreign exchange gains and losses, which are not adjustments for an item included in EBITDA. Accordingly, please revise the title of the non-GAAP measure EBITDA such as "Adjusted EBITDA". Refer to Section 103.01 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and respectfully submits that other issuers which adjust for finance income/costs when determining EBITDA also commonly include foreign exchange gains/losses, and that such other issuers’ non-IFRS measures are nonetheless commonly referred to as “EBITDA” and not as “Adjusted EBITDA”. However, the Company has revised the disclosure on pages 156-157 to include a new non-IFRS metric referred to as “Adjusted EBITDA,” which is EBITDA adjusted for transaction costs. This metric is relevant in connection with the interim financials of Cadeler for the six months ended June 30, 2023.

12.  Please revise the disclosures to explain why you believe that presentation of the non-IFRS financial measure EBITDA, provides useful information to investors regarding your financial condition and results of operations as required by Item 10(e)(1)(C) of Regulation S-K.

Response: The Company advises the Staff that in response to this comment it has revised the disclosure on page 156 of the October 3 DRS.

Beneficial Ownership of Cadeler Securities, page 189

13.  Please disclose the natural person(s) who have voting and/or investment control over the shares held by Swire Pacific.

Response: The Company advises the Staff that it has revised the disclosure on page 207 of the October 3 DRS in response to this comment. With such additional information included, the Company respectfully advises the Staff that it has disclosed all information regarding the beneficial ownership of securities held of record by Swire Pacific Limited that it has in its possession, and the Company believes that such disclosure complies with the requirements set forth in Item 403 of Regulation S-K. In this regard, the Company advises the Staff that it is not aware of any statements filed with the Commission by Swire Pacific under Section 13(d) or 13(g) of the Exchange Act which the Company would be able to generally rely upon as stated in Instruction 3 to Item 403 of Regulation S-K.

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Unaudited Pro Forma Condensed Combined Financial Information, page 212

14.  At the bottom of page 212 you disclose that three non-core vessels are expected to be divested before or after completion of the Business Combination and delivery is expected to take place before the end of 2023. Considering you entered into an agreement to sell these vessels, tell us how you reflected in the pro forma financial information the disposal of significant portion of your business and their operations as discontinued operations as required by Rule 11-01(a)(4) of Regulation S-X. Also, refer to paragraph 32 of IFRS 5.

Response: The Company respectfully informs the Staff that it has evaluated the application of Rule 11-01(a)(4) of Regulation S-X and has concluded that the expected divestment of the three non-core vessels does not represent the disposition of a significant portion of a business. Specifically, the Company evaluated the significance of the disposition using the significance tests set out in CFR § 210.1-02(w)(1), substituting 20 percent for 10 percent each place it appears therein, in accordance with the requirements of Rule 11-01(b)(2). The Company confirms that the expected divestment falls below the 20 percent in each of the applicable tests.

The Company also respectfully advises the Staff that it has concluded that the expected divestment does not meet the definition of a discontinued operation in accordance with IFRS 5.32. Specifically, the portion of the business that is subject to the expected divestment does not represent a separate major line of business or a distinct geographic area of operation, is not part of a single coordinated plan to dispose of such a separate major line of business or geographical area of operation, nor does it represent a subsidiary acquired exclusively with a view to resale (there being no separate subsidiary that is expected to be divested as a result of this expected divestment).

Consequently, the Company concluded that no adjustment was required to reflect the expected divestment in the unaudited pro forma condensed combined financial information and disclosed this expected divestment in the introduction to the pro forma financial information, indicating that no adjustment had been made for the expected divestment in the unaudited pro forma condensed combined financial information.

15.  In paraph 2 on page 213 you disclose that pro forma financial information does not reflect the effects of the refinancing of Eneti’s $175 million credit facility as the conditions of the new committed credit facility are not significantly different than the conditions of the cancelled facility. Please expand the disclosure in footnote 3.g to state the interest rate used to calculate the pro forma interest expense and if it is based on either the current interest rate or the interest rate for the new committed facility. If the interest rates can vary from the amount depicted, disclose the effect on income of a 1/8 percent variance in the interest rates.

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure in footnote 3.o to the unaudited pro forma condensed combined financial information on page 243 of the October 3 DRS to (a) state the interest rate used to calculate the pro forma interest expense, and (b) state that this is based on the interest rate in Eneti’s existing $175 million credit facility. The interest expenses on the current facility are capitalized on vessels under construction, thus the refinancing will not have an effect on the proforma income statement for the year ended December 31, 2022 or for the six months period ended June 30, 2023 which is disclosed in footnote 3.o as the assets are not yet available for use and depreciation has not yet begun. Thus, there will be no effect on income of a 1/8 percent variance in the interest rates (effect before capitalization amounts to EUR 57,000 for the year ended 2022 and EUR 59,000 for the six months ended June 30, 2023).

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16.  We note your disclosure that historical financial statements of Eneti group include nonrecurring gain on sale of shares of Scorpio Tankers Ltd of $54.9 million recorded in "Other Income (or Other Gains/Losses)". Considering these gains will not recur in the income of the registrant beyond 12 months after the transaction, tell us how you concluded transaction accounting adjustments to eliminate non-recurring gains and related tax effects are not required. Refer to Rule 11-02 (a)(11)(i) and revise your disclosures as appropriate.

Response: The Company respectfully advises the Staff that it concluded that an adjustment to eliminate the non-recurring gain would not meet the definition of a Transaction Accounting Adjustment in accordance with Rule 11-02(a)(6)(i) as the non-recurring gain arose from a historic transaction that is already reflected in the historical financial statements of the acquiree and is unrelated to the Company’s accounting for the acquisition of the acquiree in accordance with IFRS. The Company has revised its disclosure in footnote 2.v on page 240 of the October 3 DRS to include additional disclosure regarding the non-recurring gain and, specifically, that this will not recur in the income statement of the Company.

Material Tax Consequences

Material U.S. Federal Income Tax Consequences, page 223

17.  We note the Business Combination Agreement states that the parties intend, for U.S. federal income tax purposes, for the acquisition of Eneti's common stock pursuant to the Offer and Merger, taken together, to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Please revise your discussion of material U.S. federal income tax consequences here to address the intended tax treatment. Further, to support your conclusion about the intended tax treatment, please include an opinion of counsel supporting such a conclusion. If there is uncertainty regarding the tax treatment of the business combination, counsel’s opinion should discuss the degree of uncertainty.

Response: The Company respectfully advises the Staff that one of the requirements for the Transactions to qualify as a tax-free reorganization is that a sufficient percentage of the total consideration paid to Eneti Stockholders pursuant to the Offer and the Merger is received in the form of Cadeler ADSs (rather than cash). This is referred to in the disclosure as the COI requirement and is described in the first paragraph of the section captioned “Material Tax Consequences—Material U.S. Federal Income Tax Considerations—Consequences of the Offer to U.S. Holders—Treatment of the Business Combination” on page 248 of the October 3 DRS. As noted therein, this is a factual question that will not be known until after the Merger is consummated. The Company revised page 248 of the October 3 DRS to make it clear that no determination of the tax treatment of the Offer and Merger can be made ahead of the consummation of the Merger and, for that reason, the Company’s counsel is unable to render an opinion on such treatment at the time the registration statement on Form F-4 becomes effective. As discussed in the tax disclosure, neither the completion of the Offer nor the Merger is conditioned on the receipt of an opinion of counsel.

The Company respectfully advises the Staff that the tax treatment of the Offer and Merger (either in the case that they qualify as a tax-free reorganization, or in the case that they do not so qualify) is already addressed in the section captioned “Material Tax Consequences—Material U.S. Federal Income Tax Considerations—Consequences of the Offer to U.S. Holders—Treatment of the Business Combination— Exchange of Eneti Common Stock for Cadeler ADSs.” The Company will file an opinion of counsel to confirm this disclosure in a subsequent submission of the registration statement on Form F-4.

Description of American Depositary Shares

Governing Law and Jurisdiction, page 259

18.  We note your disclosure in the second paragraph of this section that under the Deposit Agreement, by holding or owning an ADR or Cadeler ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving ADR holders or beneficial owners brought by Cadeler or the Depositary, arising out of or based upon the Deposit Agreement, the Cadeler ADSs, the ADRs or the transactions contemplated thereby, may be instituted in a state or federal court in New York, New York, irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. However, the following paragraph states that any legal suit, action or proceeding, including, without limitation, claims under the U.S. Securities Act, may be instituted only in the United States Court for Southern District of New York. Please revise to clarify this inconsistency, and to disclose the extent to which your choice of form provision in the Deposit Agreement applies to Exchange Act claims. Please also disclose that there is uncertainty as to whether a court would enforce such provisions, and include a risk factor that highlights material risks to investors, including increased costs to bring a claim and the possibility that such provisions may discourage the filing of claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: The Company respectfully advises the Staff that the second paragraph under the heading “Governing Law and Jurisdiction” explicitly refers to legal actions “against or involving ADR holders or beneficial owners brought by Cadeler or the Depositary” (emphasis added) whereas the third paragraph explicitly refers to legal actions “against or involving the Depositary and/or Cadeler brought by ADR holders or beneficial owners” (emphasis added). This reflects that pursuant to the Deposit Agreement, Cadeler and the Depositary may bring legal actions in New York state or federal courts but ADR holders and beneficial owners may only bring legal actions in the U.S. Court for the Southern District of New York.

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As further stated in each of the second and third paragraph, the respective forum choice applies to “any legal suit, action or proceeding” (emphasis added) which includes claims under the Exchange Act.

The Company advises the Staff that it has revised the disclosure on page 68 of the October 3 DRS by adding a new risk factor in response to the last sentence of this comment.

Jury Trial Waiver, page 259

19.  We note your disclosure that each party to the Deposit Agreement (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, Cadeler ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the Depositary and/or Cadeler directly or indirectly arising out of, based on or relating in any way to the Cadeler Shares or other Deposited Securities, the Cadeler ADSs or the ADRs, the Deposit Agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws. Please include relevant risk factor disclosure, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit a shareholder's ability to bring a claim in a judicial forum that they find favorable. Please also disclose whether this provision will apply to purchasers in secondary transactions.

Response: The Company advises the Staff that it has revised the disclosure on page 68 of the October 3 DRS by adding a new risk factor in response to this comment.

Comparison of Rights of Cadeler Shareholders and Eneti Stockholders, page 260

20.  We note the following inaccurate statement on page 281: “Shareholders in companies listed on a U.S. securities exchange are required to give notice to the SEC of their shareholding in the company, when their shareholding reaches, exceeds or falls below a threshold of 5%.” Please revise.

Response: The Company advises the Staff that it has revised the disclosure on page 306 of the October 3 DRS in response to this comment.

General

21.  Please include the filing fee table required to be filed as Exhibit 107 by Item 601 of Regulation S-K, or advise.

Response: The Company acknowledges the Staff’s comment and confirms that the filing fee table required to be filed by Item 601 of Regulation S-K will be filed as Exhibit 107 to the public filing of the registration statement on Form F-4.

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22.  Please clearly disclose the ownership level at which Cadeler can effect the Merger and “squeeze out” the remaining Eneti shareholders. Relatedly, please disclose the relevance, under Marshall Islands law or otherwise, of the 85.01% figure chosen for the Minimum Condition, and/or why such figure was chosen. Finally, please disclose, preferably in percentage terms, the threshold to which the “number of shares required to approve the Merger in accordance with the BCAMI” translates.

Response: The Company advises the Staff that it has revised the disclosure on pages 80, 97, 99 and 100 and elsewhere in the October 3 DRS as applicable in response to this comment.

23.  We note that Section 1.01(a)(i) of the Business Combination Agreement includes the following: “Parent may, in its sole and absolute discretion and without the consent of the Company, amend at any time and from time to time the foregoing reference to 85.01% to a lower percentage.” Please clearly and directly disclose this right of Parent in the relevant sections of the registration statement, rather than using the phrase “as expressly contemplated by the Business Combination Agreement.” Relatedly, please disclose what factors Parent will consider in deciding whether to reduce the Minimum Condition, and any consequences for Eneti shareholders that are likely to arise in the event that the Offer is consummated at a threshold lower than 85.01%. Finally, please confirm your understanding that, in the event of a reduction of the Minimum Condition, the offer period will remain open for an adequate period of time so that shareholders can react to the change. Please refer to Section II.C.5 of Securities Exchange Act Release No. 58597 (September 19, 2008) for general guidance in this regard.

Response: The Company advises the Staff that it has revised the disclosure on page 10 of the October 3 DRS in response to this comment. The Company further confirms its understanding that, in the event of a reduction of the Minimum Condition, the offer period must remain open for an adequate period of time in accordance with Rules 13e-4(e)(3) and 14d-4(d) under the Securities Exchange Act of 1934, so that shareholders can react to the change.

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If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact our counsel, Connie I. Milonakis of Davis Polk & Wardwell London LLP, at +44 207 418-1327.

Very truly yours,

/s/ Peter Brogaard Hansen
Peter Brogaard Hansen

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